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Direct Dial Number (212) 455-7862	E-mail Address hui.lin@stblaw.com

January 14, 2025

VIA EDGAR

Re:	New Pluto Global, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 17, 2024
File No. 333-282985

Alexandra Barone, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Barone:

On behalf of New Pluto Global, Inc., a Delaware corporation (“New Paramount” or the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) relating to the proposed transaction among Paramount Global, Skydance Media, LLC, a California limited liability company (“Skydance”), and certain affiliates of investors of Skydance, which further amends Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed on December 17, 2024. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. In addition, New Paramount has filed certain exhibits with Amendment No. 2. New Paramount advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. New Paramount understands that the Staff requires a reasonable amount of time for review.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Securities and Exchange Commission	2	January 14, 2025

In addition, we are providing the following responses to your comment letter, dated January 8, 2025, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by New Paramount. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	Please disclose the ownership levels and voting interests of each of the NAI Equity Investors prior to and after the transactions.

In response to the Staff’s comment, the Company has revised its disclosure on the cover, pages 9, 31 and 100.

Risk Factors, Executive officers, directors and affiliates of Paramount and Skydance may have interests..., page 54

2.	We note your response to prior comment 3. Please expand your risk factor disclosure to discuss the risks resulting from the Paramount directors and officers’ interests in the transactions.

In response to the Staff’s comment, the Company has revised its disclosure on pages 56 and 57.

Securities and Exchange Commission	3	January 14, 2025

The Transactions, Background of the Transactions, page 98

3.

Please expand your disclosure to discuss the change in composition of leadership, including officers and directors of Paramount Global and individuals serving on the Special Committee, over the course of negotiating the transactions and leading up to finalizing the Transaction Agreement.

The Company respectfully advises the Staff that pages 104, 121, 122, 125 and 135 include disclosure on the change in composition of leadership over the course of negotiating the transactions and leading up to the finalization of the Transaction Agreement. To further address the Staff’s comment, the Company has revised its disclosure on pages 121 and 135.

Key Performance Indicators/Non-GAAP Measures, page 228

4.

We note your response to prior comment 8. Please disclose in greater detail the nature of the $41.8 million in legal and other professional fees and tell us how you determined their inclusion in the reconciliation of the non-GAAP performance measures is appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on pages 233 and 234 to provide more detail on the nature of such fees. The Company respectfully advises the Staff that since the legal, consulting and accounting costs incurred in connection with the Transactions described in the Registration Statement relate to professional fees in connection with Skydance’s consideration and execution of an extraordinary strategic transaction, Skydance considers such transaction costs to be discrete and separate from its normal, recurring operating expenses and are not representative of Skydance’s underlying operating performance. In addition, this presentation of Adjusted EBITDA and Adjusted OIBDA allows investors to view Skydance’s underlying operating results in the same manner as they are viewed by Skydance’s management.

Securities and Exchange Commission	4	January 14, 2025

Results of Operations, Nine Months Ended September 30, 2024, Compared to Nine Months Ended September 30, 2023, page 234

5.

We note that revenues decreased during the nine months ended September 30, 2024, compared to the prior period due to “timing of film and television availabilities.” Please revise to clarify how the timing and availability of films and television programs decreased revenues by 20% during the nine months ended September 30, 2024.

In response to the Staff’s comment, the Company has revised its disclosure on pages 235 and 238. The Company respectfully advises the Staff that licensing of live action and animated film and television content comprise a substantial majority of Skydance’s revenues, and the film and television content availabilities in 2024 and 2023 were generally in the form of SVOD content pursuant to such license arragements. Skydance recognizes its share of the revenues from the licensing of film and television SVOD content when such content is made available to the licensee for exhibition. Furthermore, the license revenues for an individual SVOD availability can be substantial depending on the contractually negotiated revenues for such content, and may vary significantly depending on the type and nature of the particular content. As a result, the revenue recognized in a given period will depend on the timing and number of availabilities in such period, as well as the mix of content availabilities in such period.

New Paramount Unaudited Pro Forma Condensed Combined Financial Statements, page 242

6.	We note your response to prior comment 15. Please expand footnote 3(i) to explain the nature and terms of the third-party transaction that determined the noncontrolling interests at fair value.

In response to the Staff’s comment, the Company has revised its disclosure on page 262.

Interests of Affiliates in the Transactions, Membership of the New Paramount Board of Directors, page 280

7.

We note your disclosure that each of Ms. Redstone and/or Tyler Korff have the right to request to be designated to the New Paramount Board at the Closing. Please highlight the mother-son relationship between Shari Redstone and Tyler Korff throughout the registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 284. In addition, the Company respectfully advises the Staff that, as disclosed on page 284, each of Ms. Redstone and Mr. Korff have notified Skydance that they will not request to be designated to the New Paramount Board at the Closing.

Securities and Exchange Commission	5	January 14, 2025

General

8.

We note your disclosure that the completion of the Transactions and of the NAI Transactions are conditioned on clearance or approval by the Federal Communications Commission (FCC). Please disclose the foreign ownership and voting interests in Paramount Global, Skydance, and New Paramount. Also include disclosure about whether the Transactions and the NAI Transactions are expected to be cleared and approved by the FCC and any related risks.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19, 44, 52, 76 and 173.

For further context with respect to foreign ownership disclosures, please note that under the FCC’s rules, applicants for the transfer of control of broadcast television licenses are required to disclose any individual entity that will hold an attributable interest (as determined under the FCC rules) in the licensee, including those that will hold a direct or indirect voting interest in the licensee of 5% or greater. The FCC’s rules further prohibit foreign ownership in U.S.-organized entities that directly or indirectly own or control a broadcast television licensee to exceed 25% in the aggregate without prior approval from the FCC. As assessed in accordance with methodologies prescribed in FCC rules, there are no foreign individuals or entities with ownership or voting interests in the Company, Skydance or New Paramount that were required to be disclosed in the applications seeking approval of the transfer of control of the Company’s FCC licenses submitted to the FCC in connection with the Transactions, and the Company is not required to seek foreign ownership approval from the FCC under the FCC’s rules. The Company expects that it will receive FCC approval of the Transactions and the NAI Transactions prior to the End Date.

*   *   *   *   *

Securities and Exchange Commission	6	January 14, 2025

Please do not hesitate to call me at 212-455-7862 or Katharine Thompson at 202-636-5860 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Xiaohui (Hui) Lin

cc:	Securities and Exchange Commission

Matthew Derby

Joseph Cascarano

Robert Littlepage

New Pluto Global, Inc.

Naveen Chopra

Caryn Groce

Simpson Thacher & Bartlett LLP

Eric M. Swedenburg

Katherine M. Krause

Katharine L. Thompson

Cravath, Swaine & Moore LLP

Faiza J. Saeed

Daniel J. Cerqueira

Claudia J. Ricciardi

Skydance Media, LLC

Stephanie Kyoko McKinnon

Latham & Watkins LLP

Justin G. Hamill

Bradley C. Faris

Ian Nussbaum

Max Schleusener